January 19, 2011

VIA EDGAR AND FACSIMILE

Ms. Kate Tillan

Ms. Julie Sherman

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GSI Group, Inc.

Form 10-K for the year ended December 31, 2009

Filed October 1, 2010

File No. 000-25705

Dear Ms. Tillan and Ms. Sherman:

On behalf of GSI Group, Inc. (the “Registrant”), and further to our conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), I am providing the following supplemental information in response to the Staff’s comment number 5 in the letter dated November 30, 2010, with respect to the Registrant’s Form 10-K for the year ended December 31, 2009, filed on October 1, 2010.

As discussed with the Staff, the Registrant has concluded that Registration Statement on Form S-3 number 333-32966 is inactive and has expired pursuant to Rule 415(a)(5) promulgated under the Securities Act of 1933, as amended.

In addition, the Registrant would like to note its disclosure in note 8 to Consolidated Financial Statements on page 113 of the Registrant’s 2009 Annual Report on Form 10-K filed with the Commission on October 1, 2010 that the Registrant notified the selling stockholders that it was indefinitely suspending its registration statement on Form S-3 number 333-154157.

* * *

GSI Group, Corporate

125 Middlesex Turnpike

Bedford, MA 01730

Tel,: 781-266-5700

Fax: 781-266-5117

www.gsig.com

Ms. Kate Tillan

Ms. Julie Sherman

January 19, 2011

Pursuant to your request, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this information, please contact me at (781) 266-5716 or Dennis Craythorn of Latham & Watkins, LLP at (212) 906-2908.

Sincerely,

/s/ Glenn E. Davis

Glenn E. Davis
Principal Financial Officer

cc:	Dennis Craythorn, Esq., Latham & Watkins, LLP
Senet Bischoff, Esq., Latham & Watkins, LLP